UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated January 31, 2022: Safe Bulkers Inc. Announces Offering of Unsecured Bonds on the Athens Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2022

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers Inc. Announces Offering of Unsecured Bonds on the Athens Stock Exchange

MONACO – January 31, 2022 – Safe Bulkers Inc. (the “Company”) (NYSE: SB) announced today that its wholly owned subsidiary, Safe Bulkers Participations Plc (the “Issuer”), plans to launch a public offer in Greece of up to €100 million of unsecured bonds (the “Bonds”), which will be admitted to trading in the category of fixed income securities of the Regulated Market of the Athens Exchange (Greece).

The Company plans to use the net proceeds of the offering received from the Issuer (up to €97.5 million) for the repayment of debt and/or redemption of preferred shares and/or working capital needs and/or acquisition of vessels and/or general corporate purposes.

The Bonds will be offered only to non-U.S. persons outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and in a private placement only to “qualified institutional buyers” (as defined under the Securities Act) in the U.S. in a transaction not requiring registration under the Securities Act, subject to prevailing market and other conditions. There is no assurance that the offering will be completed or, if completed, as to the terms on which it is completed. The Bonds to be offered have not been registered under the Securities Act or the securities laws of any jurisdiction other than Greece and may not be offered or sold in the United States absent registration or unless pursuant to an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Bonds, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This press release does not constitute a prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 (as amended, together with any applicable implementing measures in any Member State, the “Prospectus Regulation”). In any EEA Member State that has implemented the Prospectus Regulation, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of Article 2(d) of the Prospectus Regulation. Moreover, this press release and the information contained herein are not intended and shall not constitute a public offer within the meaning of Art. 2(d) of the Prospectus Regulation, and Article 58 of Greek law 4706/2020 or advertisement of securities in Greece or an invitation to make offers to purchase any securities in Greece within the meaning of Article 2(k) of the Prospectus Regulation and Article 63 of Greek law 4706/2020.

About Safe Bulkers Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com